

Mail Stop 3561

August 22, 2008

Via U.S. Mail and Facsimile (914) 345-8771

Mr. Gerald C. Rittenberg
Chief Executive Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmosford, NY 10523

Re: Amscan Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Fiscal Quarters Ended March 31, 2008
and June 30, 2008
File No. 333-14107

Dear Mr. Rittenberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 48

1.   We note your disclosure "that information required to be disclosed in reports filed under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms." However, you have not disclosed whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Refer to Item 307 of Regulation S-K and the definition in Rule 13a-15(e) of the Exchange Act. If this is true, please confirm supplementally and submit the revised compliant narrative that you will disclose in all future Exchange Act filings.

Management's Annual Report on Internal Control Over Financial Reporting, page 48

2.   Please revise to provide a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T (a)(4) of Regulation S-K.

Consolidated Financial Statements and Financial Statement Schedule, page F-1

Consolidated Statements of Stockholders' (Deficit) Equity, page F-5

3.   Please describe in the footnotes to your financial statements the nature of the reclassification of common stock to redeemable common securities.

Note 1 – Organization and Description of Business, page F-7

Store Closure Costs, page F-11

4.   We note that you record store closure costs when the liability is incurred. Please expand your accounting policy footnote to describe when the liability is incurred.

Note 7 – Loans and Notes Payable, page F-17

5.   We note on page F-19 that borrowings under the ABL credit facility are subject to a borrowing base. Please disclose the amount of the borrowing base as of the balance sheet date, and describe the consequences should the amounts due under the credit facility exceed the borrowing base.

Note 9 – Capital Stock, page F-25

6.   We note you use a third party valuation consultants to estimate the fair value of your common stock and the common stock of PCFG. Please confirm that you will revise future filings to name each expert who performed the independent valuation and file a consent from each expert as an exhibit.

Note 15 – Equity Incentive Plan, page F-27

7.   We note that you classify fully vested options to purchase shares of AAH common stock as redeemable common securities. Please expand your footnote to describe how you account for unvested options. Explain to us how you have applied SAB Topic 14:E and SFAS 123(R) in determining the accounting treatment for the options.

Exhibits 31.1 and 31.2

8.   We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please revise the certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) and expand the language in paragraphs 4(d) and 5 of Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Item 4. Controls and Procedures, page 29

9.   We note your disclosure that you carried out an evaluation of the effectiveness of your disclosure controls and procedures as of October 27, 2007, and December 31, 2007, in your Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, respectively. Item 307 of Regulation S-K requires such evaluation to be performed as of the end of the period covered by the report. Please amend the Forms 10-Q to confirm that your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of

Mr. Gerald C. Rittenberg
Amscan Holdings, Inc.
August 22, 2008
Page 4

the end of the period covered by the report. Additionally, confirm to us that your future evaluations of your disclosure controls and procedures will be performed as of the end of each fiscal quarter.

Closing Comment

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief